SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Pulmatrix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74584P103

(CUSIP Number)

Paul A. Stone

5AM Partners, LLC

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Darren DeStefano

Cooley LLP

One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190-5656

(703) 456-8034

June 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74584P103	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Ventures, LLC (“Ventures”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

1,192,154 shares, except that 5AM Partners, LLC (“Partners”), the manager of Ventures, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”) and Andrew Schwab (“Schwab”), the managing directors of Partners, may be deemed to have shared power to vote these shares. Dr. Scott Rocklage (“Rocklage”) is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
9.

SOLE DISPOSITIVE POWER

1,192,154 shares, except that Partners, the manager of Ventures, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,154

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0%

14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 74584P103	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Co-Investors, LLC (“Co-Investors”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

168,873 shares, except that Partners, the manager of Co-Investors, may be deemed to have sole voting power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to vote these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
9.

SOLE DISPOSITIVE POWER

168,873 shares, except that Partners, the manager of Co-Investors, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,873

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1%

14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 74584P103	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Partners, LLC (“Partners”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to vote these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
9.

SOLE DISPOSITIVE POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Diekman and Schwab, the managing directors of Partners, may be deemed to have shared power to dispose of these shares. Rocklage is a director of and owns an interest in Partners and also may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,027

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%

14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 74584P103	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John Diekman (“Diekman”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-
8.

SHARED VOTING POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Diekman, a managing director of Partners, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER -0-
10.

SHARED DISPOSITIVE POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Diekman, a managing director of Partners, may be deemed to have shared power to dispose of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,027

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 74584P103	13D	Page 6 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schwab (“Schwab”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-
8.

SHARED VOTING POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Schwab, a managing director of Partners, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER -0-
10.

SHARED DISPOSITIVE POWER

1,361,027 shares, all of which are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Schwab, a managing director of Partners, may be deemed to have shared power to dispose of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,027

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 74584P103	13D	Page 7 of 11

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Scott Rocklage (“Rocklage”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-
8.

SHARED VOTING POWER

1,361,811 shares, of which 784 shares are owned directly by Rocklage (all of which are options to purchase shares of Common Stock exercisable within 60 days of this Schedule 13D) and 1,361,027 shares are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole voting power, and Rocklage, a director of Partners who owns an interest in Partners, may be deemed to have shared power to vote the shares owned directly by Ventures and Co-Investors.

	9.	SOLE DISPOSITIVE POWER -0-
10.

SHARED DISPOSITIVE POWER

1,361,811 shares, of which 784 shares are owned directly by Rocklage (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of this Schedule 13D) and 1,361,027 shares are owned directly by Ventures and Co-Investors. Partners, the manager of Ventures and Co-Investors, may be deemed to have sole dispositive power, and Rocklage, a director of Partners who owns an interest in Partners, may be deemed to have shared power to dispose of the shares owned directly by Ventures and Co-Investors.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,811

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 74584P103	13D	Page 8 of 11

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Pulmatrix, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by 5AM Ventures, LLC (“Ventures”), a Delaware limited liability company, 5AM Co-Investors, LLC (“Co-Investors”), a Delaware limited liability company, 5AM Partners, LLC (“Partners”) Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures, Co-Investors, Partners, Diekman and Schwab, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 99 Hayden Avenue, Suite 390, Lexington, MA 02421.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	The persons and entities filing this Schedule 13D are Ventures, Co-Investors, Partners, Diekman, Schwab and Rocklage.

(b)	The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c)	The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Ventures and Co-Investors is to make venture capital investments, and the principal business of Partners is to serve as the manager of Ventures and Co-Investors. Diekman, and Schwab are managing directors of Partners and Rocklage is a director of and owns an interest in Partners.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ventures, Co-Investors and Partners are Delaware limited liability companies. Diekman, Schwab and Rocklage are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 15, 2015, Pulmatrix, Inc., formerly known as Ruthigen, Inc., a Delaware corporation (the “Issuer”), completed its merger with the former entity Pulmatrix Inc., a Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger, dated March 13, 2015 (the “Merger Agreement”), by and among the Issuer, the Former Entity and Ruthigen Merger Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on June 15, 2015, the Issuer’s name was changed to “Pulmatrix, Inc.”

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for 0.148187124066461 shares of Common Stock of the Issuer, and immediately following the Merger, on June 15, 2015, the Issuer effected a 1-for-2.5 reverse stock split (the “Reverse Split”) of the issued and outstanding Common Stock. As a result of the Merger, the former stockholders of the Former Entity own 81.7% of the Issuer’s total outstanding shares of Common Stock and of the total voting power of all of the Issuer’s outstanding securities. The exchange was registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 333-203417), originally filed on April 15, 2015.

CUSIP NO. 74584P103	13D	Page 9 of 11

Upon consummation of the Merger and giving effect to the Reverse Split, Ventures received a total of 1,158,164 shares of Common Stock of the Issuer and warrants to purchase 372,606 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity and Co-Investors received a total of 164,058 shares of Common Stock of the Issuer and warrants to purchase 52,784 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity.

The warrants received in the Merger are not immediately exercisable and may only be exercised, which is referred to as the Initial Exercise Date, upon the earliest to occur of (a) the Issuer entering into a strategic license agreement with a third party related to any of the Issuer's products pursuant to which the Issuer is guaranteed to receive consideration from such third party consisting of cash, marketable securities or a combination thereof having a value of at least $20,000,000 in the aggregate; (b) the Issuer consummating a public or private offering of Common Stock or common stock equivalents resulting in gross proceeds to the Issuer of at least $20,000,000 at a price per share of at least $4.00 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger); (c) the volume weighted average price per share of Common Stock exceeding $5.00 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) for a period of sixty consecutive trading days and the average daily trading volume exceeds 100,000 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) shares of Common Stock per trading day; or (d) a change of control. Because these warrants are not immediately exercisable or exercisable within 60 days of this statement, these warrants are not included as beneficially owned in Item 5 below. These warrants expire five years from the Initial Exercise Date.

Following the Merger, on June 16, 2015, Oculus Innovative Sciences, Inc., the former parent of the Issuer, sold, at a purchase price of $6.875, 33,990 shares of the Issuer’s Common Stock to Ventures and 4,815 shares of the Issuer’s Common Stock to Co-Investors. These amounts reflect the Reverse Split.

On June 16, 2015, Rocklage received an option to purchase 17,710 shares of the Issuer’s Common Stock at an exercise price of $11.80 per share for his services as a director of the Issuer. The option vests monthly over 48 months from the date of grant. On June 24, 2015, Rocklage received an option to purchase 1,108 shares of the Issuer’s Common Stock at an exercise price of $11.00 per share for his services as a director of the Issuer. The option vests monthly over 48 months from June 16, 2015. Rocklage received these options for no cost.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibits B hereto and incorporated by reference herein.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

CUSIP NO. 74584P103	13D	Page 10 of 11

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)	Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 14,869,037 shares of Common Stock outstanding as of June 15, 2015, following the Merger.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)	Under certain circumstances set forth in the operating or other agreements of Ventures and Co-Investors, the manager and members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a member.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Rocklage, a director of the Issuer, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each director against expenses (including attorneys’ fees), losses, liabilities, judgments, fines, penalties and amounts paid in settlement, incurred as a result of the fact that the director, in his or her capacity as a director and officer, if applicable, of the Issuer, is made or threatened to be made a party to any suit or proceeding. The Indemnification Agreement also provides for the advancement of expenses to each director in connection with any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and it is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an Exhibit to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on October 16, 2013 and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing.

Exhibit B: Agreement and Plan of Merger, dated March 13, 2015, incorporated by reference from the Issuer’s Current Report on Form 8-K (File No. 001-36199), as filed on March 13, 2015.

Exhibit C: Form of Director Indemnification Agreement, incorporated herein by reference to the Issuer’s Registration Statement on Form S-1 (File No. 333-190476), as filed on October 16, 2013.

CUSIP NO. 74584P103	13D	Page 11 of 11

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015

5AM Ventures, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Co-Investors, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Partners, LLC

By:	/s/ Andrew Schwab
Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing

CUSIP NO. 74584P103	13D

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Pulmatrix, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: June 25, 2015

5AM Ventures, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Co-Investors, LLC

By:	5AM Partners, LLC
Its:	Manager

By:	/s/ Andrew Schwab
Member

5AM Partners, LLC

By:	/s/ Andrew Schwab
Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage